MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Receives $9.3 Million Investment
Commitment from Technology Partnerships Canada

Vancouver, BC, CANADA & San Diego, CA, USA - April 1, 2005- MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, has signed an investment agreement with the Government of Canada’s Technology Partnerships Canada (TPC) program. Under the agreement, TPC will invest up to $9.3 million in the Company’s research and development activities related to MX-2401, a novel lipopeptide candidate in preclinical development for the treatment of serious, gram-positive bacterial infections. The investment covers development of MX-2401 up to and including the completion of the first Phase III clinical trial.

Jim DeMesa, M.D., President & CEO of MIGENIX stated, “Our pipeline has grown considerably over the past 3 years through the execution of our strategic plan and, therefore, one of our stated objectives has been to seek non-dilutive investments to help advance certain projects. With this support from the Government of Canada through the TPC program, we can now more effectively advance this important and very promising antibacterial program, while continuing to focus the majority of our resources on our more advanced clinical programs”.

About MX-2401 and Serious Gram-Positive Bacterial Infections

MX-2401 is a novel lipopeptide agent in development as an improved treatment for patients infected with life-threatening strains of Staphylococcus, including MRSA (methicillin-resistant Staphylococcus aureus) and MRSE (methicillin-resistant Staphylococcus epidermidis). In vitro studies have shown that MX-2401 is potent against these clinically important bacteria which are the cause of many serious pneumonias and wound infections. It is bactericidal, killing bacteria rather than merely inhibiting their growth. In preclinical studies to date, MX-2401 was effective in several models of infection and, therefore, could be used in the management of multiple severe bacterial infections.

Gram-positive bacteria such as Staphylococcus aureus, Streptococcus pneumoniae and enterococci are now the leading cause of nosocomial (hospital-acquired) infections (a major potential indication for MX-2401). The Centers for Disease Control and Prevention (CDC) estimate that these hospital-acquired infections occur in about 2 million patients each year. Within this group, antibiotic resistant strains are a growing problem with 40-50% of the bacteria associated with these infections having reduced susceptibility to methicillin, with an increasing number resistant to vancomycin, the “antibiotic of last resort”. S. aureus can spread from the blood (bacteremia), to the bones (osteomyelitis), or the inner lining of the heart and its valves (endocarditis), or cause abscesses in internal organs such as the lungs, liver and kidneys. With only one new antibiotic from a new chemical class introduced in the past 30 years, the increasing prevalence of drug-resistant bacterial pathogens has led to higher mortality rates, prolonged hospitalizations, and increased health care costs. A report from the Government Accounting Office estimates that the annual cost of antibiotic resistance in the United States is as high as $5 billion per year.

MIGENIX Inc. - NEWS RELEASE - April 1, 2005                                         Page 2 of 2

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company’s clinical programs include drug candidates for the treatment of chronic Hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of Alzheimer’s disease (Phase I/II) and the treatment of acne (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”
James M. DeMesa, M.D.
President & CEO

CONTACTS
Jill DeMesa MIGENIX Inc. Tel: (604) 221-9666 Extension 224 jilld@migenix.com	Gino de Jesus or Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com	John Boidman Renmark Financial Tel: (514) 939-3989 jboidman@renmarkfinancial.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to: TPC investing up to $9.3 million in MX-2401 research and development activities, the Company being able to more effectively advance the development of MX-2401 with the TPC funding and MX-2401 being used in the management of multiple severe bacterial infections. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: future capital needs; uncertainty of future funding; uncertainties related to early stage of technology and product development; government regulation; dependence on corporate collaborations; management of growth; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; and manufacturing and market uncertainties. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.